UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34084

POPULAR, INC. U.S.A. 401 (K) SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k) Savings and

Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

Popular, Inc. U.S.A 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable or not required.

To the Administrator and Plan Participants of Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 28, 2019

We have served as the Plan’s auditor since 1999.

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. LLP-216 Expires Dec. 1, 2019

Stamp E371700 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value	$75,574,841	$77,722,174
Annuity contract with insurance company, at contract value	11,463,968	12,272,637
Receivables
Employer contributions	1,874,564	23,285
Participant contributions	163,202	—
Dividend, interest and other receivables	36,231	37,380
Notes receivable from participants	1,742,721	1,458,946

Total receivables	3,816,718	1,519,611

Total assets	$90,855,527	$91,514,422

Liabilities
Accrued expenses	$25,000	$28,305

Total liabilities	$25,000	$28,305

Net assets available for benefits	$90,830,527	$91,486,117

The accompanying notes are an integral part of these financial statements.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2018

Additions to assets available for benefits
Investment income (loss):
Net depreciation in fair value of investments	$(3,604,691)
Interest and dividends	825,160

Total investment loss	(2,779,531)

Interest income on notes receivable from participants	82,419
Other income	49,645

Total loss from investments and notes receivable from participants	(2,647,467)

Contributions
Employer	3,948,449
Participants	4,951,686
Rollovers from qualified plans	1,236,410

Total contributions	10,136,545

Total additions	7,489,078

Deductions from assets attributed to

Benefits and withdrawals paid to participants	7,846,456
Administrative expenses	298,212

Total deductions	8,144,668

Net decrease in assets available for benefits	(655,590)

Net assets available for benefits:
Beginning of year	91,486,117

End of year	$90,830,527

The accompanying notes are an integral part of these financial statements.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

1. Description of Plan

The following description of the Popular, Inc. U.S.A. 401(k) Savings and Investment Plan (the “Plan”) provides only general information. Popular, Inc. (the “Corporation”) is the “Plan Sponsor”. Participants should refer to the Plan Document for a more complete description of its provisions.

Plan Description

The Plan is a defined contribution plan covering any United States (excluding Puerto Rico), United States Virgin Islands and British Virgin Islands employees of the Plan Sponsor who have completed 30 days of service. The Plan covers employees of the Plan Sponsor and Adopting Employers consisting of the following entities and their subsidiaries: Popular Bank (“PB”) and Banco Popular de Puerto Rico (“BPPR”). The Principal Financial Group (“PFG”) is the record keeper for the Plan and Principal Trust Company, a subsidiary of PFG, is the trustee. Principal Life Insurance Company (“PLIC”), a member of PFG, manages the pooled separate accounts and the single annuity contract.

The Plan is administered by Popular, Inc.’s Benefits Committee (the “Committee”) which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The Committee has overall responsibility for the operations and administration of the Plan. The named fiduciary of the Plan for purposes of investment related matters is the Popular, Inc. Corporate Investment Committee.

The Plan is subject to the provisions of ERISA.

Eligibility and vesting

All employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Newly hired employees are automatically enrolled in the Plan and are subject to have 4% of eligible compensation contributed to the Plan on a before-tax basis, unless they make a different contribution election or elect not to make a contribution. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Employer’s matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service since commencement of employment with the Corporation. A participant vests in the Plan according to the following table:

Years of Service	Vesting %
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan currently offers 24 investments options for participants that include mutual funds, single group annuity contract, pooled separate accounts and common stock in Popular, Inc.

Contributions

Each year, employees may contribute a percentage of their annual compensation up to a maximum based on IRS limitations (maximum $18,500 in 2018), as defined in the Plan. Participants direct the

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

investment of Plan contributions into various investment options offered by the Plan. Also, the Plan permits catch-up contributions that are before tax contributions made in excess of the deferral limit by a participant who has reached age 50, limited for the calendar years ended on December 31, 2018 and 2017 to $6,000.

Effective on February 1, 2017, the Plan was amended so that the portion of new contributions that participants elect to invest in Popular, Inc’s common stock will be limited to 20%, unless the participant elects otherwise. If at the effective date a participant had an election to invest in excess of 20% in Popular Inc.’s common stock, such excess was re-directed to the Plan’s qualified investment default – the Principal LifeTime Portfolio. The participant may override this 20% limit at any time.

The Plan Sponsor contributed a matching percentage of 50% for each elective deferral contribution made by an employee up to 6% of annual compensation. The Plan also provided for an automatic increase in the participant contributions by 1% each plan year, in before tax contributions for participants deferring less than 6%, at the Plan Administrator’s discretion. Participants shall be given written notice of the automatic increase no less than 30 days or more than 90 days before the increase is to be effective. Participants, upon receipt of the notice of automatic increase, may elect to change their percentage of before-tax contributions to a different amount, including zero (0%), by the deadline established by the Plan Administrator to avoid the automatic increase. Matching contributions are invested pursuant to each participant’s investment directions.

On May 2, 2017, the Corporation approved, effective on July 28, 2017, a new match formula of 50% for each dollar pre-tax contribution up to a maximum of 8% of the participant’s contribution and an increase in the auto escalation feature to a maximum deferral of 8%.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine. On February 6, 2019, the Corporation made an additional discretionary contribution amounting to $1,739,949, which corresponded to the results of the fiscal year ended December 31, 2018.

Also, the Plan provides for an additional employer contribution known as “True-Up contribution” to ensure participants receive the maximum matching benefit under the Plan’s contribution guidelines. On May 2019, the Corporation reviewed the matching contributions for the year 2018 and as a result made a True-Up contribution of $61,497, which was partially covered from the forfeited accounts balance.

Notes receivable from participants

Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants. Loan terms range from one to five years, or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2018, and 2017 interest rates ranged from 4.25% to 6.50% and 4.25% to 5.5%, respectively. Principal and interest are paid ratably through bi-weekly payroll deductions.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one single sum payment with the exception of those participants that are required to receive required minimum distributions.

On September 12, 2017 the Internal Revenue Service (“IRS”) issued the Announcement 2017-13 whereby 401(k)’s and similar employer-sponsored retirement plans could make loans and hardship distributions to victims of Hurricane Irma and members of their families. This announcement provided

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

relief from certain verification procedures that may be required under retirement plans with respect to loans and hardship distributions. The eligible loans or distribution request had to be submitted no later than January 31, 2018. The tax treatment for distributions under this relief measure remained unchanged. During 2018, there were no hardship distributions under this ruling.

Plan termination

Although it has not expressed any intent to do so, the Plan Sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a non-forfeitable right to their full account balance.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ significantly from these estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at published market prices which represent the net asset value (“NAV”) of shares held by the Plan at the reporting date. Popular, Inc. common stock is presented at the quoted closing market price at the reporting date. Non-registered pooled separate accounts managed by PLIC are valued daily based on the market value of the underlying assets in each separate account. The single group annuity contract is presented at contract value which is the aggregation of contributions, plus interest, less withdrawals, if any. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan document. Realized gains and losses from security transactions are reported on an average cost basis.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10 “Fair Value Measurement”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC Subtopic 820-10 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurements date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 3 to these financial statements for the ASC Subtopic 820-10 disclosures required as of December 31, 2018 and 2017.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

Administrative expenses

Administrative expenses reflected in the Statement of Changes in Net Assets Available for Benefits included member service fees, loan expenses, recordkeeping services, audit fees as well as investment advisory fees. Participant accounts are charged quarterly for any applicable administrative expenses following an asset-based fee method. Forfeitures accounts are used to pay administrative expenses. The Plan Sponsor shall pay administrative expenses from its general assets to the extent funds are not available from the Plan’s forfeitures account.

Contributions

Employee and employer matching contributions are recorded on an accrual basis in the period in which the payroll is earned.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Refundable contributions

On an annual basis, the plan completes a non-discrimination test pursuant to IRS regulations. Excess contributions determined as a result of this test, if any, are netted against the participant contributions in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2018 and 2017, the plan passed the non-discrimination test.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Principal and interest is paid ratably through bi-weekly payroll deductions. Principal portion of the loan payments are considered as investment transfers which do not impact the Statement of Changes in Net Assets Available for Benefits. Notes receivable from participants in default are recorded as a distribution based upon the terms of the plan document when they are deemed uncollectible.

Payment of benefits

Benefits are recorded when paid.

Forfeited accounts

Forfeited balances of terminated participants’ non-vested accounts may first be used to pay administrative expenses, to reduce the earliest employer contributions made after the forfeitures are determined, or at the Corporation’s discretion, may be redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is re-employed by the Corporation, the dollar value at the date of re-employment shall be restored to the participant’s account if the re-employed participant repays to the Plan an amount equal to the dollar value of his/her vested balance distributed upon termination.

During 2018, the Plan used forfeiture accounts to pay administrative expenses in the amount of $118,069. Forfeited non-vested accounts amounted to $7,387 and $15,931 at December 31, 2018 and 2017, respectively.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

Recently Adopted Accounting Standards Update

FASB Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement – (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”)

In August 2018, the FASB issued ASU 2018-13, which modifies the disclosures requirements on fair value measurements. The most significant changes include, among other things, the removal of the requirements to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation process for level 3 fair value measurements.

The Plan early adopted this accounting pronouncement as of December 31, 2018 and was impacted by the simplified disclosures on fair value measurements.

3. Fair Value Measurement

The Plan measures fair value as required by ASC Subtopic 820-10, “Fair Value Measurement and Disclosures”, which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC Subtopic 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

Mutual Funds: Valued at the daily closing NAV price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.

Pooled Separate Accounts (“PSA”): Valued daily based on the market value of the underlying net assets in each separate account. The majority of the underlying net assets have observable Level 1 and/or 2 quoted pricing inputs which are used to determine the unit value of the PSA which is not publicly quoted. These PSAs are classified as Level 2, except for the Principal U.S. Property SEP Account which is an investment in a real estate fund that measures fair value on a recurring basis based on the NAV of the underlying assets, using the practical expedient. The redemption frequency of each of these PSA is daily, and there are no redemption restrictions. There are no unfunded commitments related to the Plan’s investment in PSAs.

Popular, Inc. Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. This security is classified as Level 1.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017. Investments measured at net asset value per share as a practical expedient have not been classified in the fair value hierarchy but are presented in order to permit reconciliation of the plan’s assets.

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual Funds	$—	$33,769,324	$—	$—	$33,769,324

Pooled separate accounts	—	32,414,515	—	1,744,587	34,159,102

Popular, Inc. Common Stock	7,646,415	—	—	—	7,646,415

Total assets at fair value	$7,646,415	$66,183,839	$—	$1,744,587	$75,574,841

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual Funds	$—	$37,551,153	$—	$—	$37,551,153

Pooled separate accounts	—	32,693,065	—	1,490,269	34,183,334

Popular, Inc. Common Stock	5,987,687	—	—	—	5,987,687

Total assets at fair value	$5,987,687	$70,244,218	$—	$1,490,269	$77,722,174

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

4. Investment Contract with PLIC

The Plan invests in a single group annuity contract with a fixed rate of interest. In accordance with Accounting Standard Update 2015-07, this investment is presented in the financial statements at its contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan offered the Principal Fixed Income Option 401(A)(K) (“PFIO”) as a single group annuity contract investment option to plan participants starting in 2006. The PFIO is a benefit-responsive group annuity contract issued by PLIC. The methodology for calculating the interest crediting rate is defined in the contract under the term “Composite Crediting Rate.” The Composite Crediting Rate is determined by solving for the rate that, when used to accrue interest from the first day of such Deposit Period to the end of such Deposit Period, including expected Net Cash Flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest 5 basis points:

(a)

The aggregate of the values of each Guaranteed Interest Fund for which the Deposit Period have closed. This value will be determined by accumulating the value immediately prior to the first day of the Deposit Period for which the Composite Crediting Rate is determined, with interest at the effective annual Guaranteed Interest Rate for each such Guaranteed Interest Fund for the Deposit Period.

(b)

The expected value of any Guaranteed Interest Fund for which the Deposit Period has not closed. This value will be determined based on expected Net Cash Flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

(c)

The expected value of any Guaranteed Interest Fund for the Deposit Period the Composite Crediting Rate is being determined. This value will be determined based on expected Net Cash flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. There was no minimum crediting rate.

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a stable value fund. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	2018	2017
January 1 - June 30	1.15%	1.35%
July 1 - December 31	1.15%	1.25%

By definition, the PFIO group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant Guaranteed Interest Fund, on that day. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

•	By being netted from the effective annual interest rate;

•	By being paid separately by the Plan sponsors; or

•	By being deducted from the Guaranteed Interest Fund.

Benefit payments are deducted from the value of the Guaranteed Interest Fund, to the extent that the Composite Value is sufficient to make such payments. Payments and transfers are made in full within 3 business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of a Plan’s interest, if the Plan Sponsor wishes to terminate the Plan’s interest, the value of the Plan’s interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve (12) month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee and (2) termination of the contract, the Plan’s contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

There are no circumstances that would allow PFG to terminate the contract and settle at a value other than the contract value.

5. Tax Status

The Plan has adopted the Principal 401(K) Volume Submitter Plan. Principal received a favorable opinion letter in which the Internal Revenue Service (“IRS”) stated that the form of such plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2018 and December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2018, the years 2014 and thereafter remained subject to examination; however, there are currently no audits for any tax periods in progress.

6. Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, foreign currency and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

7. Related Party Transactions

At December 31, 2018 and 2017, the Plan held 161,932 and 168,715 common shares of Popular, Inc., with a quoted market value of $7,646,415 and $5,987,687, respectively. During the year ended December 31, 2018, the Plan purchased 18,303 common shares of Popular, Inc. at a cost of $822,022 and sold 25,086 shares which had a carrying value of $532,707, resulting in a realized gain of $603,055. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

During the year ended December 31, 2018, the Plan Sponsor incurred in administrative expenses on behalf of the Plan amounting to $113,024. These include investment advisory as well as audit fees.

The accompanying Statements of Net Assets Available for Benefits, includes accrued dividend income of $34,329 and $35,869, related to the dividends declared on Popular Inc.’s common stock during the fourth quarter of 2018 and 2017, respectively, which were paid in January 2019 and 2018, respectively.

Included in the Plan assets are notes receivable from participants. At December 31, 2018 and 2017, notes receivable from participants amounted to $1,742,721 and $1,458,946, respectively. For the year ended December 31, 2018, interest income related to notes receivable from participants amounted to $82,419. These transactions qualify as party-in-interest transactions permitted under provision of ERISA.

PLIC, a member of PFG, manages the pooled separate accounts and the single annuity contract. PFG is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued. Refer to Note 1- Description of Plan, for information related to additional employer contributions during 2019.

Popular, Inc. U.S.A. 401(k) Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2018

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	American Funds AMCAP R6 Fund	Mutual Fund 192,440 shares	**	$5,430,646
	American Funds AMER BAL R6 F d	Mutual Fund 24,917 shares	**	620,677
	Legg Mason BW Gbl Opp Bd IS F d	Mutual Fund 23,587 shares	**	233,511
	Lord Abbett Value Opp 1 F d	Mutual Fund 247,845 shares	**	4,151,406
	MFS Value R6 Fund	Mutual Fund 144,039 shares	**	5,084,558
	Franklin US Govt Sec R6 Fund	Mutual Fund 67,914 shares	**	401,370
	Goldman Sachs SM CP Val Ins F d	Mutual Fund 74,394 shares	**	3,460,053
	Metropolitan WT TL Rtn Bd Plan	Mutual Fund 447,287 shares	**	4,374,465
	Vanguard Ttl BD Mkt Idx Adm F d	Mutual Fund 32,563 shares	**	340,285
	Vanguard Instl Index Instl F d	Mutual Fund 39,084 shares	**	8,893,469
	Vanguard Ext Mk Index Adm F d	Mutual Fund 5,394 shares	**	408,322
	Vanguard Ttl Intl Stk Idx Adm F d	Mutual Fund 14,606 shares	**	370,562

	Total Mutual Funds		**	33,769,324
*	Principal Lifetime 2010 SEP Account	Pooled Separate Account 51,159 shares	**	1,253,541
*	Principal Lifetime 2020 SEP Account	Pooled Separate Account 311,156 shares	**	8,504,395
*	Principal Lifetime 2030 SEP Account	Pooled Separate Account 271,854 shares	**	7,663,111
*	Principal Lifetime 2040 SEP Account	Pooled Separate Account 166,347 shares	**	4,881,224
*	Principal Lifetime 2050 SEP Account	Pooled Separate Account 197,563 shares	**	5,669,137
*	Principal Lifetime 2060 SEP Account	Pooled Separate Account 63,328 shares	**	954,021
*	Principal Lifetime STR INC SEP Account	Pooled Separate Account 18,628 shares	**	409,203
*	Principal Diversified Intl SEP Account	Pooled Separate Account 37,543 shares	**	3,079,883
*	Principal US Property SEP Account	Pooled Separate Account 13,111 shares	**	1,744,587

	Total Pooled Separate Account			34,159,102
*	Principal Fixed Income 401(A)/(K)***	Single Group Annuity Contract	**	11,463,968

*	Popular, Inc. Common Stock	Common Stock 161,932 shares	**	7,646,415

*	Participant loans	Participant loans with maturities ranging from 2019 to 2044 and interest ranging from 4.25% to 6.50%		1,742,721

				$88,781,530

*	Party in-interest
**	Cost is not required to be presented for participant directed investments
***	The Principal Fixed Income Option 401 (A)/(K) fund is presented at contract value

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A. 401 (K) SAVINGS AND INVESTMENT PLAN
(Registrant)

Date: June 28, 2019	By: /s/ Eduardo J. Negrón
Eduardo J. Negrón
Chairperson Popular, Inc. Benefits Committee (Plan Administrator)